FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 December 2009

HSBC SELLS HSBC ACTUARIES AND CONSULTANTS LIMITED TO THE JLT GROUP

HSBC Insurance Brokers Holdings Limited, an indirectly wholly owned subsidiary of HSBC Holdings plc, has sold HSBC Actuaries and Consultants Limited ('HACL') to the Jardine Lloyd Thompson Group plc ('JLT') for £27.25 million in cash.

HACL was founded in 1980 and provides actuarial and pension consultancy services, financial planning services and pension administration to UK companies. The JLT Group will continue to provide consultancy services to HSBC's business customers under a new non-exclusive agreement.

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to Editors:

1. HSBC Actuaries and Consultants Limited
HSBC Actuaries and Consultants Limited is one the UK's leading providers of actuarial, pension scheme administration, employee benefit and investment consultancy services.

2. Jardine Lloyd Thompson Group plc
Jardine Lloyd Thompson Group plc (JLT) is an international group of Risk Specialists and Employee Benefits Consultants and one of the largest companies of its type in the world. JLT offers a distinctive choice to clients and partners through its combination of independence, scale and specialism.

Jardine Lloyd Thompson Group plc is quoted on the London Stock Exchange and employs 5,500 people worldwide and through JLT NetworkTM provides services in more than 120 countries.

http://www.jltgroup.com/

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  01 December, 2009